EXHIBIT 99.1

HEXO Corp. Acting Chief Financial Officer Trent MacDonald Moves Into Permanent Role

OTTAWA, Nov. 09, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that Trent MacDonald’s security clearance request under the Cannabis Act has been granted by Health Canada. As previously announced, Mr. MacDonald had been appointed to the Company’s executive leadership team in the acting role of Chief Financial Officer, with his permanent role as Chief Financial Officer to commence upon the successful completion of Health Canada’s security clearance process for key personnel. With his security clearance having been granted, Mr. MacDonald now moves into a permanent role as Chief Financial Officer.

“HEXO is now in a very strong financial position, having already taken the impairments and write-downs that continue to plague the cannabis industry, while also having plenty of working capital and cash,” said Trent MacDonald. “I am excited to join the Company as we move towards positive EBITDA, positive operational cash flow and clear a path for sustained profitability on a per share basis. I am thrilled to be contributing to HEXO’s strategic and operational initiatives as the Company is relentlessly pursuing a top market position in Canada, while I believe we are extremely well positioned to take advantage of an ever-evolving U.S. market, especially through Truss Beverages, our joint venture with Molson Coors.”

Sébastien St-Louis, Chief Executive Officer and co-founder of HEXO, expressed his appreciation for Health Canada’s celerity in processing Mr. MacDonald’s security clearance application “Along with the Company’s executive leadership team, I would like to commend Health Canada for their diligence and expediency in processing Trent’s application.”

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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